                              First Fiduciary Trust
                                 442 W. 47th St.
                              Kansas City, MO 64112

                                 April 25, 2007

Via EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Mr. Richard Pfordte

     Re:  Withdrawal of  Registration  Statement of First  Fiduciary Trust (File
          No. 333-109676) under the Securities Act of 1933, as amended

Dear Mr. Pfordte:

     I am writing to withdraw the  registration  statement on Form N-1A of First
Fiduciary Trust (the "Trust") (File No.  333-109676) under the Securities Act of
1933, as amended  ("1933 Act") as filed with the Commission on October 14, 2003.
The  registration  of fund shares under the 1933 Act was never  completed and no securities were sold in connection  with the offering.  The Trust has previously filed a Form N-8F under the  Investment  Company Act of 1940, as amended  ("1940
Act") on April 25, 2007, to apply for deregistration under the 1940 Act.

     Please feel free to contact Michael O'Hare, Esq. at (215) 564-8198 with any questions.

                                    Sincerely,

                                    First Fiduciary Trust

                                    /s/ Bradley A. Bergman, President
                                    Bradley A. Bergman, President of the Trust